

November 22, 2022

Christopher Hix
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

> **Re: Enovis Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed November 2, 2022**
> **File No. 001-34045**

Dear Christopher Hix:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2022
Note 14. Segment Information, page 23

1. We note that you reconcile segment Adjusted EBITDA to operating loss. Please explain to us how this reconciliation is consistent with the guidance in ASC 280-10-50-30(b) that requires a reconciliation of the reportable segments' measures of profit or loss to consolidated income before income taxes and discontinued operations. In addition, tell us how you considered Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018 in your reconciliation to Adjusted EBITDA (non-GAAP) in MD&A on pages 31 and 32.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services